[MACROCURE LTD.]

December 5, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
United States

Re:	Macrocure Ltd. Rule 477 Application for Withdrawal Registration Statement on Form F-3 File No. 333-206275

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Macrocure Ltd. (“Macrocure”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form F-3 (File No. 333-206275) (the “Registration Statement”), together with all exhibits thereto. The Registration Statement was originally filed with the Commission on August 10, 2015.

Macrocure has elected to withdraw the Registration Statement at this time in connection with the previously disclosed and proposed merger with Leap Therapeutics, Inc. The filing has been inactive since Macrocure’s initial filing on August 10, 2015. The Registration Statement was not declared effective by the Commission. No sales of Macrocure’s securities have been completed pursuant to the Registration Statement.

Macrocure acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, Macrocure respectfully requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Macrocure’s account to be offset against the filing fee for any future registration statement or registration statements.

Please contact Phyllis G. Korff at (212) 735-2694 or Andrea L. Nicolas at (212) 735-3416 of Skadden, Arps, Slate, Meagher & Flom LLP if you have any questions regarding this request for withdrawal.

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Very truly yours,

By:	/s/ Shai Lankry
Name:	Shai Lankry
Title:	Chief Financial Officer